CORPORATE OFFICE

1100 Cassatt Road

Berwyn, PA 19312 U.S.A.

Telephone: 610-647-2121

August 26, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian Cascio

Accounting Branch Chief, Office of Electronics and Machinery

Re:	AMETEK, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 5, 2015
File No. 001-12981

Dear Mr. Cascio:

Reference is made to the letter to Mr. Robert R. Mandos, Jr. dated August 17, 2015 from the United States Securities and Exchange Commission (the “Commission”) in which the Commission made certain comments regarding the above referenced Form 10-K (the “2014 10-K”) and Form 10-Q (the “2015 10-Q”) of AMETEK, Inc. (“AMETEK” or the “Company”) and requested certain revisions be made to future filings. Set forth below are the Company’s responses to the Commission’s comments and request for supplemental information.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013, page 26

1.	Commission’s Comment – We see that cost of sales increased from $398 million for the year ended December 31, 2013 to $462 million for the year ended December 31, 2014. While we see your discussion of segment operating income, please revise future filings to also discuss the factors that contributed to the change in cost of sales, excluding depreciation. Please reference Rule 303(a)(3)(i) of Regulation S-K.

AMETEK’s Response

In future filings, we will provide discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations section regarding the factors that contribute to the change in cost of sales, excluding depreciation line item on the consolidated statement of income.

Form 10-Q for Quarterly Period Ended June 30, 2015

Consolidated Financial Statements

Note 16. First Quarter of 2015 Restructuring Charges, page 15

2.	Commission’s Comment – In future filings please provide further discussion of the nature of the restructuring activity and the expected completion date. In addition, disclose the line item(s) in the statement of income in which the restructuring costs are aggregated. Please refer to FASB ASC 420-10-50-1.

AMETEK’s Response

In future filings, in accordance with FASB ASC 420-10-50-1, we will provide enhanced discussion and disclosure around the Company’s restructuring activity, including the expected completion date, as well as disclosure of the line items in the consolidated statement of income in which the restructuring costs are aggregated.

3.	Commission’s Comment – As a related matter, please tell us about the nature of the Operational Excellence initiatives discussed on page 14 and page 3 of your Form 10-K for the year ended December 31, 2014 and the relationship between these initiatives and the first quarter 2015 restructuring activities discussed in Note 16.

AMETEK’s Response

As noted on page 3 of the Company’s 2014 10-K, Operational Excellence is a cornerstone strategy of the Company for improving profit margins and strengthening its competitive position across its businesses. Operational Excellence is a continual and ongoing process that focuses on cost reductions, improvements in operating efficiencies and sustainable practices. AMETEK’s Operational Excellence strategies include lean manufacturing, global sourcing, Design for Six Sigma and Value Engineering/Value Analysis. Operational Excellence initiatives have yielded lower operating and administrative costs, shortened manufacturing cycle times, higher cash flow from operations and increased customer satisfaction.

In the Form 10-Q for the quarterly period ended June 30, 2015, the restructuring activities disclosed and discussed in Note 16 (First Quarter of 2015 Restructuring Charges footnote) were a material cost reduction initiative, primarily severance, under the Company’s overall Operational Excellence strategy in response to the effects of a continued strong U.S. dollar and a weak global economy. This material first quarter 2015 restructuring activity was quantified and disclosed separately from our normal ongoing Operational Excellence initiatives. The restructuring activities met the U.S. GAAP criteria to qualify for accrual treatment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

4.	Commission’s Comment – Please revise future filings to provide all of the relevant disclosures from SAB Topic 5.P as it relates to the restructuring program, including the expected effects on future earnings and cash flows resulting from the exit plan along with the initial period in which those effects are expected to be realized. This disclosure should discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

AMETEK’s Response

In future filings, we will provide all of the relevant disclosures, including the expected effects on future earnings and cash flows resulting from the restructuring activity along with the initial period in which those effects are expected to be realized. Also, in future filings, when applicable, management’s discussion around cost savings generated or expected to be generated around restructuring activities will include any expected offsets, such as anticipated increases in other expenses or reduced revenues.

As requested by the Staff, AMETEK acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have further questions or comments, please address them to the undersigned.

Sincerely,

AMETEK, Inc.

/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Executive Vice President – Chief Financial Officer

cc:	Ms. Jeanne Bennett
Ms. Kristin Lochhead
Mr. Thomas Jones
Mr. Jay Mumford
Mr. William Burke, Senior Vice President – Controller & Treasurer
Mr. Robert Feit, Senior Vice President & General Counsel

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